UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DISH Network Corporation
DISH DBS Corporation (formerly EchoStar DBS Corporation)

File No. 000-26176
File No. 333-31929
CF#22156

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DISH Network Corporation and DISH DBS Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to their Forms 10-Q filed on May 12, 2008 and May 15, 2008.

Based on representations by DISH Network Corporation and DISH DBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 11, 2018
Exhibit 10.2	through March 11, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel